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                                                           +------------------+
                               U.S. SECURITIES             |   OMB APPROVAL   |
                           AND EXCHANGE COMMISSION         +------------------+
                           Washington, D.C. 20549          |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
                                 (Check One):              |   hours per      |
                                                           |  response..2.50  |
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K  +------------------+
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR               +------------------+
                                                           | SEC FILE NUMBER  |
For the period ended December 31, 2000                     |                  |
                                                           |                  |
    [ ] Transition Report on Form 10-K and Form 10-KSB     +------------------+
    [ ] Transition Report on Form 20-F                     +------------------+
    [ ] Transition Report on Form 11-K                     |   CUSIP NUMBER   |
    [ ] Transition Report on Form 10-Q and Form 10-QSB     |                  |
    [ ] Transition Report on Form N-SAR                    +------------------+

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:
Entertainment Technologies & Programs, Inc.
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Former Name if Applicable:
Not applicable
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Address of Principal Executive Office (Street and Number):
16055 Space Center Blvd, Suite 230
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City, State and Zip Code:
Houston, Texas 77062
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the 15th calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |      before the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because management has not been able to prepare the Form 10-QSB or provide the independent auditor with financial data, so as to file the Form 10-QSB within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           James W. Butcher              (281)                486-6115
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Explanation: Management has not prepared the Form 10-QSB or completed the financial data and cannot make a reasonable estimate of the results.

                  Entertainment Technologies & Programs, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      February 14, 2001
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                                          By /s/ James W. Butcher
                                          -----------------------
                                          James W. Butcher
                                          Chief Executive Officer